AMENDED AND RESTATED

ADMINISTRATIVE SERVICES AGREEMENT

This Administrative Services Agreement ("Agreement") is made effective as of 12:01 a.m. Eastern Standard Time, on the ___ day of__________, 2000 ("Effective Date") by and among Sun Life Assurance Company of Canada, a Canadian insurance company doing business in the United States through a U.S. Branch entered through Michigan (the "Branch"), Sun Life Assurance Company of Canada (U.S.), a Delaware insurance company ("Sun Life Delaware" and, along with the Branch, "Sun Life Canada"), and Sun Life Insurance and Annuity Company of New York, a New York insurance company ("Sun Life NY").

WHEREAS, Sun Life Canada has extensive experience in the operation of life and accident and health insurance and annuity businesses; and

WHEREAS, Sun Life Canada and Sun Life NY are currently parties to other administrative services agreements whereby Sun Life Canada provides services to Sun Life NY; and

WHEREAS, Sun Life Canada and Sun Life NY desire to terminate those services agreements set forth on Appendix A attached hereto, and have this Agreement supersede them; and

WHEREAS, Sun Life NY desires Sun Life Canada to provide services to Sun Life NY (collectively, the "services") and desires further to make use in its day-to-day operations of certain property, equipment and facilities (collectively, the "facilities") of Sun Life Canada as Sun Life NY may request with respect to the services; and

WHEREAS, Sun Life Canada and Sun Life NY contemplate that such an agreement for services will achieve certain operating economies and improve services to the benefit of both of the companies; and

WHEREAS, Sun Life Canada and Sun Life NY wish to assure that all charges for services and the use of facilities incurred hereunder are reasonable and in accordance with all applicable legal requirements, including New York Insurance Department Regulation No. 33, and to the extent practicable reflect actual costs and are arrived at in a fair and equitable manner, and that estimated costs, whenever used, are adjusted periodically, to bring them into alignment with actual costs; and

WHEREAS, Sun Life Canada and Sun Life NY wish to identify the services to be rendered to Sun Life NY by Sun Life Canada and the facilities to be used by Sun Life NY, and to provide a method of fixing bases for determining the charges to be made to Sun Life NY;

NOW, THEREFORE, in consideration of the premises and of the mutual promises set forth herein, and intending to be legally bound hereby, Sun Life Canada and Sun Life NY agree as follows:

1. PERFORMANCE OF SERVICES AND USE OF FACILITIES. Subject to the terms, conditions and limitations of this Agreement, Sun Life Canada agrees to the extent requested by Sun Life NY to perform diligently and in a professional manner such services as set forth in this Agreement as Sun Life NY determines to be reasonably necessary in the conduct of its insurance and annuity operations.

Subject to the terms, conditions and limitations of this Agreement, Sun Life Canada agrees to the extent requested by Sun Life NY to make available to Sun Life NY such of its facilities as Sun Life NY may determine to be reasonably necessary in the conduct of its insurance and annuity operations, including data processing equipment, business property (whether owned or leased) and communications equipment.

Sun Life Canada agrees at all times to maintain sufficient facilities and trained personnel of the kind necessary to perform this Agreement.

(a) CAPACITY OF PERSONNEL AND STATUS OF FACILITIES. Whenever Sun Life Canada utilizes its personnel to perform services for Sun Life NY pursuant to this Agreement, such personnel shall at all times remain employees of Sun Life Canada subject solely to its direction and control, and Sun Life Canada shall alone retain full liability to such employees for their welfare, salaries, fringe benefits, legally required employer contributions and tax obligations.

No facility of Sun Life Canada used in performing services for or subject to use by Sun Life NY shall be deemed to be transferred, assigned, conveyed or leased by performance or use pursuant to this Agreement.

(b) EXERCISE OF JUDGMENT IN RENDERING SERVICES. In providing any services hereunder which require the exercise of judgment by Sun Life Canada, Sun Life Canada shall perform any such service in accordance with any standards and guidelines Sun Life NY develops and communicates to Sun Life Canada. In performing any services hereunder, Sun Life Canada shall at all times act in a manner reasonably calculated to be in or not opposed to the best interests of Sun Life NY.

(c) CONTROL. The performance of services by Sun Life Canada for Sun Life NY pursuant to this Agreement shall in no way impair the absolute control of the business and operations of Sun Life Canada or Sun Life NY by their respective Boards of Directors. Sun Life Canada shall act hereunder so as to assure the separate operating identity of Sun Life NY.

2. SERVICES. The performance of Sun Life Canada under this Agreement with respect to the business and operation of Sun Life NY shall at all times be subject to the direction and control of the Board of Directors of Sun Life NY. In providing services with respect to this Agreement, Sun Life Canada agrees that any and all personal contact or communication, both oral and written, with Sun Life NY's policyholders, insureds, beneficiaries and applicants will be done in the name of and on behalf of Sun Life NY. (As used herein, the term "policyholders" shall include annuity contractholders and the term "policies" shall include annuity contracts.) No mention of Sun Life Canada will be made in any such personal contact or communication with Sun Life NY's policyholders, insureds, beneficiaries or applicants. Sun Life Canada agrees to use Sun Life NY's letterhead for all such written communication. Sun Life Canada further agrees that if any of its employees who have direct contact with Sun Life NY's policyholders, insureds, beneficiaries or applicants perform such services from a location outside the State of New York, Sun Life Canada will establish and maintain a toll free 800 telephone number for use by Sun Life NY's policyholders, insureds, beneficiaries and applicants.

Subject to the foregoing and to the terms, conditions and limitations of this Agreement, Sun Life Canada shall provide to Sun Life NY, at Sun Life NY's request, the insurance and annuity-related services set forth below with respect to the life, accident and health and annuity business of the Sun Life NY. The services to be initially provided by the Branch and by Sun Life Delaware, respectively, are set forth on Appendix B attached hereto.

(a) ACCOUNTING, DATA PROCESSING, TAX AND AUDITING. Under the general supervision of the Board of Directors and management of Sun Life NY, and provided that (i) the records and transactions are reviewed by Sun Life NY, (ii) the final product is verified by Sun Life NY and (iii) Sun Life Canada shall cause Sun Life NY's Chief Administrative Officer or his designee to be familiar with all of the details of the services provided, including accounting and adjusting entries, Sun Life Canada shall provide accounting services including but not limited to the following: (x) preparation of the financial statements and reports, including annual and quarterly statements, on both statutory and GAAP bases, and tax returns, (y) maintenance of general account ledgers and other related financial records, and (z) processing financial transactions of Sun Life NY. Sun Life Canada shall also provide such assistance as may be required with respect to tax and auditing services. Such auditing services shall include not only review of financial records but may also include review of specific functions and activities in order to ensure compliance with Sun Life NY's established policies. This auditing provision shall not apply to Sun Life NY's audit of Sun Life Canada's services pursuant to this Agreement.

(b) FUNCTIONAL SUPPORT SERVICES. Sun Life Canada, when requested by Sun Life NY, shall provide functional support services including but not limited to: (i) actuarial services, including rate and profit share analysis, product research and development, counseling on reserving requirements, work required for or in support of rate and/or form submissions, actuarial certifications and advice with respect to reinsurance, (ii) services associated with the establishment, maintenance, registration with appropriate government agencies, and administration of separate accounts, including unit pricing of the separate accounts, (iii) services associated with the generation and mailing of Form 1099, (iv) services in support of ERISA, 403(b) and 401(k) plans, (v) services in connection with the management of bank accounts, (vi) telecommunications services and electronic data processing services, facilities and integration, including software programming and documentation and hardware utilization, (vii) legal services, including representation of Sun Life NY in the prosecution or defense of actions and in the negotiation and preparation of contracts and other documents, product development and drafting and filing of policies and forms, governmental relations and advising on regulatory compliance and rendering opinions on various legal matters, (viii) purchasing, (ix) printing, forms management, distribution, mailings and bulk handling, (x) human resource and employee relations services, including payroll processing, employee benefit plan design and administration, compensation design and administration, and recruiting of personnel other than agents, (xi) reinsurance administration services, and (xii) other corporate services including but not limited to escheat processing, property and casualty insurance evaluation and procurement, office design services, lease negotiation, library, conference and travel, and purchasing.

(c) POLICYHOLDER SERVICE. Sun Life Canada, when requested by Sun Life NY, shall provide policyholder services including but not limited to activities involving personal contact or communication with a policyholder or beneficiary, activities relating to policy loan applications and payments, surrender requests including computation of benefits payable, policy conversions, beneficiary changes, policy changes, requests for general information, preparation and mailing of disbursements, preparation and mailing of periodic reports and statements, dividend computations, premium payments, policy lapses, expires, nonforfeitures, reinstatements, consumer complaints and other related policyholder services.

In addition, when requested by Sun Life NY, Sun Life Canada shall provide advice on unique or complex policyholder services issues with respect to insurance and annuity products transacted by Sun Life NY.

(d) COLLECTION SERVICES. With regard to the collection of premiums, deposits and other remittances from policyholders (including payments of principal or interest on contract loans) and from any collection facility, including intermediaries and other persons or institutions that receive remittances with respect to the business of Sun Life NY, Sun Life NY shall either perform these services on its own behalf or shall establish a lock-box bank arrangement in its name for the deposit of amounts collected. If a lock-box arrangement is used, Sun Life NY employees shall direct the disbursement of funds from the lock-box arrangement.

(e) UNDERWRITING AND ISSUE SUPPORT. Sun Life Canada, when requested by Sun Life NY, shall provide underwriting functions and services including, but not limited to, product design, preparation and filing of prospectuses, compliance, issuance of quotes and proposals, review of applications for policies and advice with respect to underwriting, review of rates, advice regarding issuance of policies, coverage booklets and amendments, advice with respect to agent compensation and other related services.

With respect to any underwriting services that are provided to Sun Life NY by Sun Life Canada pursuant to this Agreement, it is understood that: (i) Sun Life Canada shall provide such services in accordance with the underwriting guidelines and procedures of Sun Life NY; and (ii) Sun Life NY shall retain all final underwriting authority.

(f) CLAIMS ASSISTANCE. Sun Life Canada, when requested by Sun Life NY, shall assist Sun Life NY by processing, examining and investigating claims. In addition, when requested by Sun Life NY, Sun Life Canada shall provide advice to Sun Life NY concerning Sun Life NY's claims. It is understood that: (i) Sun Life Canada shall provide such services in accordance with the claims guidelines and procedures of Sun Life NY; and (ii) Sun Life NY shall retain final approval authority for all claims. In performing claims services for Sun Life NY pursuant to this Agreement, Sun Life Canada shall obtain and maintain all necessary licenses and permits required in order to comply with applicable laws and regulations.

(g) PUBLIC RELATIONS, ADVERTISING, SALES AND MARKETING PROMOTIONAL SERVICES. Sun Life Canada, when requested by Sun Life NY, shall provide marketing assistance and services, including sales aids, rate guides, sales brochures, solicitation materials and such other promotional materials, information, assistance and advice as shall assist the sales, public relations and advertising efforts of Sun Life NY, as well as services in connection with and in support of broker and distributor licensing and appointing, contracts and compensation. In addition, when requested by Sun Life NY, Sun Life Canada shall provide to Sun Life NY advice with respect to issues regarding public relations, advertising, sales and marketing. All advertising, sales and marketing material utilized by or on behalf of Sun Life NY shall be subject to the prior approval of Sun Life NY and Sun Life NY shall maintain files of all such material in accordance with New York Insurance Department Regulation 34 and Regulation 34A.

3. CHARGES. Sun Life NY agrees to reimburse Sun Life Canada for services and facilities provided by Sun Life Canada to Sun Life NY pursuant to this Agreement. The charge to Sun Life NY for such services and facilities shall be at cost and shall include all direct and directly allocable expenses, reasonably and equitably determined to be attributable to Sun Life NY by Sun Life Canada, plus a reasonable charge for direct overhead, the amount of such charge for overhead to be agreed upon by the parties from time to time.

Subject to New York Insurance Department Regulation 33, the bases for determining such charges to Sun Life NY shall be those used by Sun Life Canada for internal cost distribution including, where appropriate, unit costs or time records prepared at least annually for this purpose. Such bases shall be modified and adjusted by mutual agreement where necessary or appropriate to reflect fairly and equitably the actual incidence of costs incurred by Sun Life Canada on behalf of Sun Life NY.

Cost analyses will be made at least annually by Sun Life Canada to determine, as closely as possible, the actual cost of services rendered and facilities made available to Sun Life NY hereunder. Sun Life Canada shall forward to Sun Life NY the information developed by these analyses, and such information shall be used to develop bases for the distribution of expenses which more currently reflect the actual incidence of costs incurred by Sun Life Canada on behalf of Sun Life NY.

Sun Life Canada's determination of charges hereunder shall be in accordance with New York Insurance Department Regulation 33 to the extent applicable and shall be presented to Sun Life NY, and if Sun Life NY objects to any such determination, it shall so advise Sun Life Canada within thirty (30) days of receipt of notice of said determination. Unless the parties can reconcile any such objection, they shall agree to the selection of a firm of independent certified public accountants which shall determine the charges properly allocable to Sun Life NY and shall, within a reasonable time, submit such determination, together with the basis therefor, in writing to Sun Life Canada and Sun Life NY, whereupon such determination shall be binding. The expenses of such a determination by a firm of independent certified public accountants shall be borne equally by Sun Life Canada and Sun Life NY.

4. PAYMENT. Within thirty (30) days after the end of each calendar quarter, Sun Life Canada will submit to Sun Life NY a detailed written statement of the charges due from Sun Life NY to Sun Life Canada in the preceding calendar quarter, including charges not included in any previous statements, and any balance payable or to be refunded as shown in such statement shall be paid or refunded within thirty (30) days following receipt of such written statement by Sun Life NY.

5. STANDARD OF CARE. The parties shall use that degree of ordinary care and reasonable diligence in the performance of services hereunder that an experienced and qualified provider of similar services under a similar services agreement would use acting in like circumstances and familiar with such matters and in accordance with such additional standards as may be adopted by Sun Life NY from time to time and communicated to Sun Life Canada, including industry standards and applicable laws. Furthermore, the parties agree to maintain backup systems and contingency plans to assure that work stoppages, fires, riots, equipment, utility or transmission failures, shortage or damage, acts of God or other similar occurrences do not jeopardize the integrity of the data maintained on behalf of the other party. Each party warrants it will maintain such systems in conformity with corporate and prudent business standards.

6. ACCOUNTING RECORDS AND DOCUMENTS. Sun Life Canada shall be responsible for maintaining full and accurate accounts and records of all services rendered and facilities used pursuant to this Agreement in accordance with applicable laws and regulations, including, but not limited to, New York Insurance Department Regulation 152, and such additional information as Sun Life NY may reasonably request for purposes of its internal bookkeeping and accounting operations. Sun Life Canada shall keep copies of such accounts and records insofar as they pertain to the computation of charges hereunder available at its principal offices for audit, inspection and copying by Sun Life NY and persons authorized by it or any governmental agency having jurisdiction over Sun Life NY during all reasonable business hours and Sun Life NY shall maintain copies of such accounts and records at its home office in New York.

With respect to accounting and statistical records prepared by Sun Life Canada by reason of its performance under this Agreement, such records shall be delivered to Sun Life NY within thirty (30) days from the end of the month to which the records pertain or otherwise kept available at the offices of Sun Life NY pursuant to New York Insurance Department Regulation 152 (11 NYCRR Part 243).

7. RECORDS AND DOCUMENTS. All books, records, and files established and maintained by Sun Life Canada by reason of its performance under this Agreement which, absent this Agreement, would have been held by Sun Life NY, shall: (i) be deemed the property of Sun Life NY; (ii) be maintained in accordance with applicable law and regulation, including, but not limited to, Regulation 152 and (iii) be subject to examination at all times by Sun Life NY and persons authorized by it or any governmental agency having jurisdiction over Sun Life NY.

With respect to documents which would otherwise be held by Sun Life NY and which may be obtained by Sun Life Canada in performing under this Agreement, Sun Life Canada shall deliver such documents to Sun Life NY within thirty (30) days of their receipt by Sun Life Canada or otherwise kept available at the offices of the Sun Life NY pursuant to Regulation 152, except where continued custody of such original documents is necessary to perform hereunder. Sun Life Canada shall, at Sun Life Canada's expense, deliver to Sun Life NY within 48 hours any and all documents requested by Sun Life NY or by any governmental agency having jurisdiction over Sun Life NY.

8. RIGHT TO CONTRACT WITH THIRD PARTIES. Nothing herein shall be deemed to grant Sun Life Canada an exclusive right to provide services to Sun Life NY, and Sun Life NY retains the right to contract with any third party, affiliated or unaffiliated, for the performance of services or for the use of facilities as are available to or have been requested by Sun Life NY pursuant to this Agreement.

9. CONTACT PERSON(S). Sun Life NY and Sun Life Canada each shall appoint one or more individuals who shall serve as contact person(s) for the purpose of carrying out this Agreement. Such contact person(s) shall be authorized to act on behalf of their respective parties as to the matters pertaining to this Agreement. Effective upon execution of this Agreement, the initial contact person(s) shall be those set forth in Appendix C. Each party shall notify the other, in writing, as to the name, address and telephone number of any replacement for any such designated contact person.

10. TERMINATION. This Agreement shall remain in effect until terminated by either Sun Life Canada or Sun Life NY upon giving thirty (30) days or more advance written notice, provided that Sun Life NY shall have the right to elect to continue to receive data processing services and/or to continue to utilize data processing facilities and related software for up to one year from the date of such notice. Upon termination, Sun Life Canada shall promptly deliver to Sun Life NY all books and records that are, or are deemed by this Agreement to be, the property of Sun Life NY.

Application software and all copies thereof developed by Sun Life Canada for Sun Life NY's use shall become, and that developed by Sun Life NY and provided to Sun Life Canada for Sun Life NY's exclusive use shall remain, the property of Sun Life NY in perpetuity. To the extent allowed by applicable law, Sun Life NY shall have the same rights as Sun Life Canada in any other software or copies thereof obtained by Sun Life Canada under license from third party vendors. Sun Life NY may purchase other software or copies thereof from third party vendors for its exclusive use on Sun Life Canada's equipment if Sun Life NY so desires. Sun Life Canada agrees that any software or copies thereof purchased by Sun Life NY and used by Sun Life Canada in connection with this Agreement shall remain the property of Sun Life NY.

11. SETTLEMENT ON COMPLETE TERMINATION. No later than thirty (30) days after the effective date of termination of this Agreement, Sun Life Canada shall deliver to Sun Life NY a detailed written statement for all charges incurred and not included in any previous statement to the effective date of termination. The amount owed or to be refunded hereunder shall be due and payable within thirty (30) days of receipt of such statement.

12. ASSIGNMENT. This Agreement and any rights pursuant hereto shall not be assignable by either party hereto, except as set forth herein or by operation of law. Except as and to the extent specifically provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, or their respective legal successors, any rights, remedies, obligations or liabilities, or to relieve any person other than the parties hereto, or their respective legal successors, from any obligations or liabilities that would otherwise be applicable. The representations, warranties, covenants and agreements contained in this Agreement shall be binding upon, extend to and inure to the benefit of the parties hereto, their, and each of their, successors and assigns respectively.

13. GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York applicable to contracts made and to be performed in that State without regard to principles of conflict of laws.

14. ARBITRATION. Any unresolved dispute or difference between the parties arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and the Expedited Procedures thereof. The award rendered by the Arbitrator shall be final and binding upon the parties, and judgment upon the award rendered by the Arbitrator may be entered in any Court having jurisdiction thereof. The arbitration shall take place in New York, New York. The arbitrators shall be persons unaffiliated with either Sun Life Canada or Sun Life NY.

15. INDEMNIFICATION. Sun Life NY and Sun Life Canada agree to hold each other harmless and to indemnify each other against any and all extra-contractual liability and any related loss, damage, expense, costs, cause of action, demand, penalty, fine or claim (including cost of litigation or administrative proceeding and counsel fees) arising out of or related to any of the services provided hereunder to the extent the same are caused by the act or failure to act of the indemnifying party.

16. NOTICE. All notices, statements or requests provided for hereunder shall be deemed to have been duly given when delivered by hand to an officer of the other party, or when deposited with the U.S. Postal Service, as first class certified or registered mail, postage prepaid, overnight courier service, telex or telecopier, addressed:

(a) If to Sun Life Canada, to:

One Sun Life Executive Park

Wellesley Hills, MA 02181

(b) If to Sun Life NY, to:

80 Broad Street, 25th Floor

New York, NY 10004

or to such other persons or places as each party may from time to time designate by written notice sent as aforesaid.

17. ENTIRE AGREEMENT. This Agreement, together with such amendments as may from time to time be executed in writing by the parties, constitutes the entire agreement and understanding between the parties in respect of the transactions contemplated hereby and supersedes those agreements set forth on Appendix A.

18. SECTION HEADINGS. Section headings contained herein are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

19. COUNTERPARTS. This Agreement may be executed in separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in duplicate by their respective officers duly authorized to do so, as to the date and year first above written.

SUN LIFE ASSURANCE COMPANY OF CANADA

for the President

for the Secretary

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

for the President

for the Secretary

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:

Name:

Title:

By:

Name:

Title: